Filed Pursuant To Rule 433
Registration No. 333-158105
June 26, 2009
(Supersedes FWP filed June 11, 2009)
WGC “The Case for Gold” June 2009 Power Point Presentation posted on www.spdru.com

The Case for Gold World Gold Council - June 2009

The information and opinions contained in this presentation have been obtained from sources believed to be reliable, but no representation or warranty, express or implied, is made that such information is accurate or complete and it should not be relied upon as such. This presentation does not purport to make any recommendation or provide investment advice to the effect that any gold related transaction is appropriate for all investment objectives, financial situations or particular needs. Prior to making any investment decisions, investors should seek advice from their advisers on whether any part of this presentation is appropriate to their specific circumstances. This presentation is not, and should not be construed as, an offer or solicitation to buy or sell gold or any gold related products. Expressions of opinion are those of the World Gold Council only and are subject to change without notice. 2 Disclaimer

3 Evaluating an Asset Three key criteria Tactical - are there prospects of short-term gains? Strategic - does it merit a long-term allocation? Practical - are there any constraints, is it liquid?

4 Gold Price: Recent History July 20, 1999 - $252.80 April 2, 2001 - $255.95 Year end 2003 - $416.25 Year end 2005 - $513.00 Year end 2007 - $833.75 March 17, 2008 - $1,011.25 Year end 2008 - $869.75

Healthy internal market dynamics Declining US dollar Inflationary concerns Struggling equity markets Rising geopolitical tensions 5 Five Key Price Drivers

6 Data: GFMS Ltd. Structure of the Gold Market - Above Ground Stocks

7 Data: GFMS Ltd. Structure of the Gold Market - Demand

8 Data: GFMS Ltd. Structure of the Gold Market - Supply

9 Reduced Mine Production

10 Dearth of Major New Discoveries

11 Exploration spending New gold discoveries Extraction costs Mine construction lead times Producer hedging and de-hedging Some Supply-side Influences

12

Recycled Gold Surges


Gold supply - recycled gold (tonnes)
600
500
400
300
200
100
0
06.Q1
06.Q2
06.Q3
06.Q4
07.Q1
07.Q2
07.Q3
07.Q4
08.Q1
08.Q2
08.Q3
08.Q4
09.Q1
Source: GMFS

SPDR GOLD SHARES SPDR gold

13 Slower Central Banks Sales

14 Source: WGC, IFS as of December 2008 European versus BRIC Countries' Gold Reserves

15 Possible IMF Sales Diligent exploration of possible off-market deals with other official sector institutions. To be carried out within the framework of existing or possible future central bank sales agreements. Sales to be gradual and spread over several years. Remaining 2,800 tonnes to be ring-fenced to end speculation over possible future sales. No net addition to anticipated official sector sales.

Mine production: No-one predicting any significant increase. Recycled scrap: Likely to remain unpredictable, and will be determined by price volatility and economic need. Official Sector sales: No reason to fear any increase in net sales. 16 Supply Summary

No Major Threat of Increased Supply

18 Record Gold Price for Many Consumers

19 Gold has historically been used as a hedge against inflation. Gold has historically been used as a hedge against depreciation of the dollar. Gold is considered by many to be a safe haven in time of financial and geopolitical stress. Gold has historically been less volatile than a many other asset classes. Gold has historically not correlated with other asset classes, and so has been used to diversify investment portfolios. The Strategic Arguments

Average 22 Day Volatility, 1 August 2007 - 30 April 2009(%) Average 22 Day Volatility, 1 August 2007 - 30 April 2009(%) Oil 53.1 Silver 44.7 Palladium 37.5 Nikkei 34.2 GSCI Index 33.9 Platinum 32.6 FTSE 30.0 Dow Jones Euro Stoxx Index 26.1 Gold 26.1 Price Volatility in Perspective 20

21 Volatility - Lower than You May Think

22 Gold is an Effective Portfolio Diversifier

Gold as a Practical Investment

24 The Advent of Gold ETFs

Each share represents an undivided beneficial interest in a Trust Sole asset of the Trust is gold Shares are designed to track the price of gold, less Trust expenses All but a tiny fraction held in allocated account London Good Delivery 400-oz bars held in HSBC's London vault 25 What are GLD Shares?

GLD shares are 100% backed by gold Trust does not enter into any derivative transactions Trust's allocated gold cannot be lent to the market Trust's allocated bars are individually identified and kept segregated from other bars in the vault 26 Custody Arrangements for the Gold

Trust does not deal directly with individual investors Investors buy and sell on the NYSE ARCA platform Authorized Participants ("APs") are approved broker/dealers APs have gold accounts with HSBC in London APs handle creations and redemptions directly with the Trust 27 The Role of Authorized Participants

How GLD Gets Its Gold

Annual expenses are 40 basis points per year of the daily average net asset value of the Trust Trust accrues expenses daily, so that all investors pay a fair share Trust meets expenses by selling a tiny quantity of gold each month Over time, the quantity of gold backing each share will diminish 29 What Are the Expenses?

GLD Shares are eligible for inclusion in retirement plans* Bullion investments are exempt from the "collectibles" category in retirement accounts provided two conditions are met: minimum purity of 995 parts per thousand gold must be held by qualified retirement plan trustee Private letter ruling from IRS confirms suitability of custodial arrangements 30 Retirement Plans *For more information on the taxation of GLD, investors should refer to the prospectus and their advisors.

Bullion investments are not exempt from the "collectibles" category for Capital Gains tax purposes Long-term Capital Gains on GLD shares are taxed at 28% Legislation to correct this anomaly is being introduced in Congress Bipartisan support in both the House and Senate GLD shares are eligible for margin accounts 31 Tax and Other Considerations

Daily trading volume in GLD on the NYSE ARCA has averaged 15 million shares over the past three months GLD has 36 million ounces or 1,132 tonnes of gold in the Trust on June 8, 2009 The value of this gold was $34 billion GLD easily the leader among gold-backed ETFs 32 Milestones Source: Exchange Traded Gold, SSgA Advisor Consulting Services, Bloomberg.

33 Gold ETF Holdings Have Grown Dramatically

Important, but Not the Whole Story

Gold's investment characteristics make it a relevant asset for a variety of investors, whether private individuals or institutions. The internal supply and demand dynamics may support a case for a tactical allocation to gold. The external background may also support a case for tactical allocation to gold. The diversification characteristics of gold may provide the most compelling case for longer-term investors. 35 Summary

It Is Gold's Time.

Shares of GLD trade like stocks, are subject to investment risk and will fluctuate in market value. Statement Regarding Forward-Looking Statements This document includes "forward-looking statements" which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust's operations, the Sponsor's plans and references to the Trust's future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. This document includes "forward- looking statements" which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust's operations, the Sponsor's plans and references to the Trust's future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. 37 Important Disclosure

38 Important Disclosure Whether or not actual results and developments will conform to the Sponsor's expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market for the Shares; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust's gold; the lack of adequate sources of recovery if the Trust's gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust's gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust's obligation to reimburse the Purchaser and the Marketing Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the "Risk Factors" section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC.

39 Important Disclosure Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust's operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor's or Marketing Agent's expectations or predictions. The value of the Shares relates directly to the value of the gold held by the Trust and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that the historical performance of gold as an asset class is not necessarily indicative of its future performance, and there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the prices of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to decline proportionately.

40 Important Disclosure Shareholders of the Gold Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools. The SPDR(r) Gold Trust has filed a registration statement (including a prospectus) with the SEC with respect to the SPDR Gold Shares to which this communication relates. Before you invest in SPDR Gold Shares, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information abut the SPDR Gold Shares. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or any Authorized Participant in respect of the SPDR Gold Shares will arrange to send you the prospectus if you request by calling toll free at 1-866-320-4053 or by contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold, 30th Floor, Boston, MA 02111. The prospectus contains information about the SPDR Gold Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including "Risk Factors" before making an investment decision about the Shares.

The "SPDR" trademark is used under license from The McGraw-Hill Companies, Inc. and the SPDR(r) Gold Trust is permitted to use the "SPDR" trademark pursuant to a sublicense from the Marketing Agent. No financial product offered by SPDR(r) Gold Trust, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. ("McGraw-Hill"). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL McGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors. Not FDIC Insured - No Bank Guarantee - May Lose Value 41 Important Disclosure

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.